UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On June 9, 2024, the Board of Directors (the “Board”) of SMX (Security Matters) Public Limited Company (the “Company”), upon the recommendation of a majority of the independent members of the Board acting as the Company’s Nominating and Corporate Governance Committee of the Board, elected Ms. Pebble Sia Huei-Chieh to the Board to fill a vacancy, effective immediately. Ms. Sia will serve on the Board as a Class II Director for a term ending at the Company’s 2024 annual stockholder meeting and until her successor is duly elected and qualified. There was no arrangement or understanding between the Company and Ms. Sia pursuant to which she was selected as a director of the Company.

Ms. Sia, age 51, has been the Managing Director of Esquire Law Corporation since 2002, a niche Singapore firm she founded that specializes in cross-border mergers and acquisitions, strategic and venture capital investments, structured debt financing and equity securities, joint ventures, and general corporate and commercial law. She is Independent Non-Executive Director, Chairman, Nominating Committee, and Member, Audit Committee and Remuneration Committee, of Singapore Shipping Corporation Limited (a company listed on the Mainboard of the Singapore Exchange Limited), a car carrier ship owner, shipping and agency services; a non-executive Director of a venture investment firm for a Singapore family office; and a non-executive Director of a London-based luxury fashionwear company. She is also a non-executive director of two real estate investment companies.

Ms. Sia, through Esquire Law Corporation, acts from time to time as local counsel to the Company’s Singapore subsidiary.

The Company believes Ms. Sia is qualified to serve on the Board due to her corporate and transaction legal experience, including with respect to fund-raising activities, and her experience representing Singapore-based companies.

Ms. Sia will be eligible to receive compensation generally available to the Company’s non-employee directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 12, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer